EXHIBIT 21

Name of Subsidiary	State of Organization	Doing Business Name
Access/Alliance Acquisition Corp.	Oklahoma	Access/Alliance Acquisition Corp.

AHC –Benefit Marketing Acquisition, Inc.	Oklahoma	AHC –Benefit Marketing Acquisition, Inc.

Benefit Marketing Solutions, LLC	Oklahoma	Benefit Marketing Solutions, LLC

BMS Insurance Agency, LLC	Oklahoma	BMS Insurance Agency, LLC